SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 1 FOR THE MONTH OF JULY 2005



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


At the meeting of the Board of Directors of the Industrial Development Bank of Israel Limited ("Registrant") which was held on May 29, 2005, it was resolved to approve the Registrant's unaudited financial statements as of March 31, 2005.


A translation of the Financial Report as of March 31, 2005 issued by the Registrant is included as Exhibit 1 to this Form 6-K.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    INDUSTRIAL DEVELOPMENT BANK
                                                    OF ISRAEL LIMITED



Date: July , 2005                                   By: /s/ Michael Warzager
                                                    ------------------------
                                                    Michael Warzager
                                                    General Counsel


                                                    By: /s/ Natan Atlas
                                                    -------------------
                                                    Natan Atlas
                                                    General Secretary